Exhibit 12

Dominion Resources Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended
	2002	2001 (a)	2000 (b)	1999	1998
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$2,043.2	$914.0	$600.0	$829.0	$887.0
Distributed income from unconsolidated investees, less equity in earnings	23.6	33.0	6.3
Fixed charges included in the determination of net income	975.2	1,025.8	1,041.7	583.0	656.1

Total earnings, as defined	$3,042.0	$1,972.8	$1,648.0	$1,412.0	$1,543.1

Fixed charges, as defined:
Interest charges	$1,051.2	$1,063.6	$1,039.3	$591.8	$669.5
Rental interest factor	26.7	18.8	18.2	8.0	6.0

Total fixed charges, as defined	$1,077.9	$1,082.4	$1,057.5	$599.8	$675.5

Ratio of Earnings to Fixed Charges	2.82	1.82	1.56	2.35	2.28

(a) Earnings for the twelve months ended December 31, 2001 includes a one-time $220 million charge related to the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a one-time $40 million charge associated with the divestiture of Saxon Capital, Inc., a $281 million charge from a write-down of Dominion Capital assets, a $151 million charge associated with Dominion’s estimated Enron exposure, and $105 million in restructuring charges associated with a senior management restructuring initiative announced in November and other restructuring costs. Excluding these items from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 2001 of 2.56x.

(b) Earnings for the twelve months ended December 31, 2000 includes $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Dominion is required to divest its financial services business as a result of the acquisition of CNG. Excluding these items from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 2000 of 2.10x.